Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2012 fourth quarter and year-end results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2012 fourth quarter and year-end results conference call can be accessed via webcast on February 8, 2013 at 9:00 a.m. ET at www.brookfieldinfrastructure.com. or via teleconference at 1-800-319-4610 toll free in North America, or for overseas calls please dial  +1-631-982-4565 at approximately 8:50 a.m.  The teleconference taped rebroadcast will also be available until midnight on March 9, 2013. To access this rebroadcast, please call 1-800-319-6413 or outside Canada & U.S. Please call +1-604-638-9010 (password: 9245#).

BROOKFIELD INFRASTRUCTURE REPORTS YEAR-END 2012 RESULTS
Distribution increased by 15%

February 8, 2013 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the year ended December 31, 2012.

	Three months ended Dec 31		Year ended Dec 31
US$ millions (except per unit amounts)	2012	2011	2012	2011
FFO1	$130	$95	$462	$392
– per unit2	$0.65	$0.54	$2.41	$2.41
Net income	$50	$54	$106	$187
– per unit2	$0.25	$0.30	$0.55	$1.15

Brookfield Infrastructure posted solid results for the year ended December 31, 2012 with funds from operations (“FFO”)1 totalling $462 million ($2.41 per unit) compared to FFO of $392 million ($2.41 per unit) in 2011.  This 18% increase in year-over-year FFO was primarily driven by significant expansion projects that were successfully commissioned during the year and to a lesser extent, new investments.  FFO per unit of $2.41 was flat compared to the prior year as investments made with proceeds from recent equity offerings did not fully contribute to cash flows during the year.  Brookfield Infrastructure’s payout ratio was 62%, which is well within its target range of 60%-70%, and it earned a solid AFFO yield of 10%.

“Our performance in 2012 highlights the value created in our business from capital investments made over the last several years.  In 2012 we strategically expanded our operating platforms by acquiring high quality businesses at attractive valuations.  In addition, we advanced our asset sales program, to allow us to recycle capital, which is a key part of our financing strategy,” said Sam Pollock, CEO of Brookfield Infrastructure.  “Brookfield Infrastructure is entering 2013 well positioned for growth and with a strong balance sheet to continue taking advantage of attractive investment opportunities.”

Segment Performance

Brookfield Infrastructure’s utilities platform generated FFO of $308 million in 2012, compared to $275 million in the prior year. The increase in FFO was primarily due to the recently completed merger, which doubled the size of its UK regulated distribution business, the increased ownership interest in its Chilean electricity transmission system and the acquisition of an interest in a Colombian distribution company.  Excluding new investments, FFO also increased due to inflation indexation and contributions from organic growth investments.

Brookfield Infrastructure’s transport and energy platform generated FFO of $244 million in 2012, compared to $167 million in the prior year.  The increase in FFO was primarily driven by a 110% increase in FFO from its Australian railroad as a result of the commissioning of its expansion program, as well as a favourable grain harvest.   This platform also benefited from the contribution from the South American toll roads acquired in the fourth quarter.  The Partnership’s North American gas transmission business continues to be impacted by weak market conditions caused by excess capacity and low natural gas prices, however, FFO was flat in this business due to an equity investment that deleveraged its balance sheet.

Brookfield Infrastructure’s timber platform reported FFO of $22 million in 2012, compared to $33 million in the prior year.  Results reflect soft demand from Asia early in the year, which caused average realized prices to decline by more than 7%, combined with operational restrictions due to a prolonged fire season that impacted its harvest in the second half of the year.  For the year, exports represented 41% of total log sales, which was down from 47% in the prior year as demand in the domestic markets strengthened with early stages of recovery in the U.S. housing market.

The following table presents net income and FFO by segment:

	Three months ended Dec 31		Year ended Dec 31
US$ millions, unaudited	2012	2011	2012	2011
Net income (loss) by segment
Utilities	$13	$56	$111	$163
Transport and energy	2	(4)	33	47
Timber	51	46	46	91
Corporate and other	(16)	(44)	(84)	(114)
Net income	$50	$54	$106	$187

FFO by segment
Utilities	$85	$71	$308	$275
Transport and energy	75	44	244	167
Timber	7	5	22	33
Corporate and other	(37)	(25)	(112)	(83)
FFO	$130	$95	$462	$392

Brookfield Infrastructure reported net income of $106 million ($0.55 per unit) for the year ended December 31, 2012, compared to net income of $187 million ($1.15 per unit) in the prior year.  Net income decreased compared to the prior year as higher depreciation and amortization expense associated with an increased asset base and lower revaluation gains offset the increase in FFO that was generated during the year.

Strategic Initiatives Update

In the fourth quarter of 2012, Brookfield Infrastructure closed four previously announced acquisitions, completed over $300 million of transactions related to its asset sales program and executed $600 million of financing initiatives.

Acquisitions
-	In October, Brookfield Infrastructure completed the acquisition of an additional interest in its Chilean toll road for $170 million, increasing its ownership to approximately 50%.
-
Also in October, Brookfield Infrastructure invested approximately $75 million for a 25% interest in a district energy system that serves commercial customers in downtown Toronto, which it acquired in partnership with institutional investors.

-
In November, Brookfield Infrastructure completed the acquisition and recapitalization of a UK regulated distribution business, investing $525 million and more than doubling its installed base of gas and electricity connections to over one million.

-	In December, Brookfield Infrastructure acquired an interest in the largest toll road operator in Brazil, in partnership with Abertis Infraestructuras and institutional investors, for $310 million.

Asset Sales
-
In November, following the acquisition and recapitalization of a UK regulated distribution business and subsequent merger with its existing business, Brookfield Infrastructure completed the sale of a 20% interest of its integrated UK regulated distribution business to an institutional investor for proceeds of approximately $235 million.

-
In December, Brookfield Infrastructure completed the sale of a 12.5% interest in its Canadian timberlands to an institutional investor for approximately $85 million, which is equivalent to its IFRS book value.

Financing Initiatives
-
In October, Brookfield infrastructure closed a C$400 million, five-year medium-term note offering in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 2.7%.

-
In November, Brookfield Infrastructure increased its corporate credit facility to $855 million.  Subsequent to quarter end, the facility was increased to $900 million.  This corporate credit facility is available for investments and acquisitions as well as general corporate purposes.

During the fourth quarter, Brookfield Infrastructure signed an agreement to acquire an additional 10% interest in its Chilean transmission system from Brookfield Asset Management for $235 million, effective October 2012.

Increased Distributions

The Board of Directors has declared a quarterly distribution in the amount of US$0.43 per unit, payable on March 29, 2013 to unitholders of record as at the close of business on February 28, 2013. This distribution represents a 15% increase. For 2012, Brookfield Infrastructure’s distribution implied a payout ratio3 of 62% of FFO.

Distributions are eligible for reinvestment under the Partnership’s Distribution Reinvestment Plan. Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Additional Information

The Letter to Unitholders and the Supplemental Information for the three and 12 months ended December 31, 2012 contain further information on Brookfield Infrastructure’s strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will”, “could”, “estimate”, “tend to”, “continue”, “believe”, “expect”, “target” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business and funds from operations through the completion of certain acquisitions, the funding, timing and likelihood of successfully completing these acquisitions and the future performance of those acquisitions and other growth opportunities and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the competitive business environment for our timber operations, the impact of market conditions on our gas transmission business, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions (including those referred to in this news release) in the competitive infrastructure space and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

__________________________________________________
References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities.
References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
FFO is equal to net income plus depreciation and amortization, deferred taxes and certain other items. A reconciliation of net income to FFO is available in the Partnership’s Supplemental Information for the three and twelve months ended December 31, 2012 at www.brookfieldinfrastructure.com.

2
Average number of units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and twelve months ended December 31, 2012 were 200.8 million and 191.5 million, respectively (2011 – 177.3 million and 162.5 million).

3	Payout ratio is defined as distributions to unitholders divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended Dec. 31		For the 12-month period ended Dec. 31
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED)	2012	2011	2012	2011
Operating platforms – revenues less direct costs
Utilities	$131	$106	$469	$418
Transport and energy	128	82	419	323
Timber	13	11	48	60
Corporate and other	(28)	(18)	(95)	(61)
Total operating platforms	244	181	841	740

Financing costs	(114)	(90)	(393)	(358)
Other income	—	4	14	10
Funds from operations (FFO)	130	95	462	392

Depreciation and amortization	(91)	(49)	(300)	(203)
Fair value gains and adjustments	66	56	63	93
Deferred income taxes and other items	(55)	(48)	(119)	(95)
Net income attributable to partnership1	$50	$54	$106	$187

Funds from operations (FFO) per unit1	$0.65	$0.54	$2.41	$2.41
Net income per unit1	$0.25	$0.30	$0.55	$1.15

1 On a fully diluted basis assuming exchange of redeemable partnership units held by Brookfield for limited partnership units

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Readers are encouraged to refer to Brookfield Infrastructure’s Supplemental Information which is available at www.brookfieldinfrastructure.com.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income (loss) as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of December 31
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED)	2012	2011

Assets
Operating Platforms
Utilities	$2,218	$1,324
Transport and energy	3,273	2,214
Timber	602	648
Cash and cash equivalents	7	79
Other assets	—	55
	$6,100	$4,320

Liabilities
Corporate borrowings	$954	$114
Other liabilities	122	—
	1,076	114

Capitalization	5,024	4,206
Partnership capital1	$6,100	$4,320

	$25.02	$22.72

1 On a fully diluted basis assuming exchange of redeemable partnership units held by Brookfield for limited partnership units

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated Statements of Financial Position contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position and to refer to Brookfield Infrastructure’s Supplemental Information, available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

As of December 31
(US$ MILLIONS, UNAUDITED)	2012	2011

Assets
Cash and cash equivalents	$263	$153
Accounts receivable	372	215
Deferred income taxes and other	122	110
Total current assets	757	478

Property, plant and equipment	7,970	4,073
Intangible assets	4,497	2,924
Standing timber	2,997	2,890
Investments in associates	2,168	1,400
Goodwill	636	591
Investment properties	213	194
Deferred income taxes and other	480	719
Total assets	$19,718	$13,269

Liabilities and partnership capital
Accounts payable and other	$628	$381
Non-recourse borrowings	663	145
Total current liabilities	1,291	526

Corporate borrowings	946	—
Non-recourse borrowings	6,330	4,740
Deferred income taxes and other	3,323	2,094
Preferred shares	20	20
Total liabilities	11,910	7,380

Partnership capital
Limited partners’	3,632	3,049
General partner	27	24
Non-controlling interest – redeemable partnership units held by Brookfield	1,365	1,133
Non-controlling interest – in operating subsidiaries	2,784	1,683
Total partnership capital	7,808	5,889
Total liabilities and partnership capital	$19,718	$13,269

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three-month period ended Dec. 31		For the 12-month period ended Dec. 31
(US$ MILLIONS, UNAUDITED)	2012	2011	2012	2011

Revenues	$578	$404	$2,004	$1,636
Direct operating costs	(315)	(230)	(1,094)	(899)
Depreciation and amortization expense	(73)	(37)	(232)	(127)
General and administrative expenses	(28)	(18)	(95)	(61)
	162	119	583	549
Interest expense	(120)	(85)	(407)	(335)
(Losses) earnings from investments in associates	(8)	38	1	76
Fair value adjustments	219	214	200	356
Other expenses	(5)	(65)	(40)	(48)
Income before income tax	248	221	337	598
Income tax expense	(68)	(66)	(46)	(158)
Net income	$180	$155	$291	$440
Net income attributable to non-controlling interest – in operating subsidiaries	(130)	(101)	(185)	(253)
Net income attributable to partnership	$50	$54	$106	$187

Attributable to: Non-controlling interest – redeemable partnership units held by Brookfield	13	15	26	51
General partner	4	3	16	5
Limited partners	33	36	64	131

Net income per partnership unit	$0.25	$0.30	$0.55	$1.15
Basic and diluted earnings per unit attributable to:
Limited partners	$0.23	$0.29	$0.47	$1.13

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three-month period ended Dec. 31		For the 12-month period ended Dec. 31
(US$ MILLIONS, UNAUDITED)	2012	2011	2012	2011

Operating Activities
Net income	$180	$155	$291	$440
Adjusted for the following items:
Earnings from investments in associates, net of distributions	44	(30)	63	(45)
Fair value gains and other items	(8)	—	(8)	—
Depreciation and amortization expense	73	37	232	127
Fair value adjustments	(219)	(214)	(200)	(356)
Deferred tax expense and other	75	123	101	193
Change in non-cash working capital, net	96	(40)	156	(19)
Cash from operating activities	241	31	635	340

Investing Activities
Investments in or partial sale of operating assets	(828)	(176)	(1,137)	(196)
Investments in long-lived assets	(127)	(164)	(637)	(507)
Net settlement of foreign exchange contracts	(5)	5	10	(60)
Cash used by investing activities	(960)	(335)	(1,764)	(763)

Financing Activities
Distribution to unitholders	(79)	(67)	(304)	(222)
Corporate debt issuance	408	—	408	—
Corporate borrowings (repayments)	454	(312)	546	(18)
Subsidiary (repayments) borrowings	(155)	27	182	135
Issuance of units	1	657	500	658
Subsidiary distributions to non-controlling interest	(33)	(12)	(94)	(142)
Cash from financing activities	596	293	1,238	411
Cash and cash equivalents
Change during the year	(123)	(11)	109	(12)
Impact of foreign exchange on cash	2	7	1	11
Balance, beginning of period	384	157	153	154
Balance, end of period	$263	153	263	153